UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

# FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15 (d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported)  **June 20, 2002**

# SOUTHWESTERN ENERGY COMPANY
(Exact name of registrant as specified in its charter)

| **Arkansas** | **1 - 8246** | **71-0205415** |
|---|---|---|
| (State of incorporation or organization) | (Commission File Number) | (I.R.S. Employer Identification No.) |

**2350 N. Sam Houston Pkwy. E., Suite 300, Houston, Texas 77032**
(Address of principal executive offices, including zip code)

**(281) 618-4700**
(Registrant's telephone number, including area code)

No Change
(Former name, former address and former fiscal year: if changed since last report)

Item 4.    Change in Registrant's Certifying Accountant

On June 20, 2002, the Board of Directors of Southwestern Energy Company ("Southwestern") determined, upon the recommendation of its Audit Committee, to appoint PricewaterhouseCoopers LLP ("PwC") as Southwestern's independent public accountants, replacing Arthur Andersen LLP, which Southwestern dismissed on the same date.  This determination followed Southwestern's decision, announced on March 29, 2002, to seek proposals from other independent public accountants to audit its financial statements for the fiscal year ended December 31, 2002.

The audit reports of Andersen on the consolidated financial statements of Southwestern and subsidiaries as of and for the fiscal years ended December 31, 2001 and December 31, 2000 did not contain any adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty or audit scope.  In addition, there were no modifications as to accounting principles except that the audit reports of Andersen contained an explanatory paragraph with respect to the change in the method of accounting for derivative instruments effective January 1, 2001 as required by the Financial Accounting Standards Board.

During Southwestern's two most recent fiscal years ended December 31, 2001 and from January 1, 2002 through the date of this Form 8-K, there were no disagreements between Southwestern and Andersen on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to Andersen's satisfaction, would have caused Andersen to make reference to the subject matter of the disagreement in connection with their reports; and there were no reportable events, as described in Item 304 (a) (1) (v) of Regulation S-K.

Southwestern provided Andersen with a copy of the foregoing disclosures.  Attached as Exhibit 16.1 is a copy of Andersen's letter dated June 20, 2002, stating that it has found no basis for disagreement with such statements.

During Southwestern's two most recent fiscal years and through the date of this Form 8-K, Southwestern did not consult PwC with respect to the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on Southwestern's consolidated financial statements, or any other matters or reportable events listed in Items 304 (a) (2) (i) and (ii) of Regulation S-K.

Item 7.    Financial Statements and Exhibits

(c)  Exhibits

| Exhibit No. | Description |
| --- | --- |
| 16.1 | Letter of Arthur Andersen LLP, dated June 20, 2002, regarding change in certifying accountant. |
| 99.1 | Press Release, dated June 20, 2002. |

## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SOUTHWESTERN ENERGY COMPANY
Registrant

Date    June 21, 2002                    BY:      /s/GREG D. KERLEY
                                                 Greg D. Kerley
                                                 Executive Vice President
                                                 and Chief Financial Officer

## EXHIBIT INDEX

| Exhibit No. | Description |
| --- | --- |
| 16.1 | Letter of Arthur Andersen LLP, dated June 20, 2002, regarding change in certifying accountant (filed herewith). |
| 99.1 | Press Release, dated June 20, 2002 (filed herewith). |

(AA LLP Letterhead) EXHIBIT 16.1

June 20, 2002

Office of the Chief Accountant
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Sir/Madam:

The representations made in this letter are based solely on discussions with and representations from the engagement partner and manager on the audits of the financial statements of this registrant for the two most recent fiscal years. Those individuals are no longer with Arthur Andersen LLP. We have read the Item 4 included in the Form 8-K dated June 20, 2002 of Southwestern Energy Company to be filed with the Securities and Exchange Commission and have found no basis for disagreement with the statements contained therein.

Very truly yours,

/s/ ARTHUR ANDERSEN LLP
Arthur Andersen LLP

cc: Mr. Greg D. Kerley, CFO, Southwestern Energy Company



**Southwestern Energy Company**

2350 North Sam Houston Parkway East
Suite 300
Houston, Texas 77032
(281) 618-4700 Fax: (281) 618-4818

# *NEWS RELEASE*

### SOUTHWESTERN ENERGY NAMES NEW INDEPENDENT AUDITORS

Houston, Texas – June 20, 2002...Southwestern Energy Company (NYSE: SWN) announced today that its Board of Directors has appointed PricewaterhouseCoopers LLP to serve as Southwestern's independent public accountants for 2002. PricewaterhouseCoopers LLP will replace Arthur Andersen LLP, who has served as the Company's independent auditors out of its Tulsa, Oklahoma office since 1979. The selection was based on a thorough review and evaluation of proposals from several well-qualified firms.

Southwestern Energy Company is primarily focused on natural gas and is engaged in oil and gas exploration and production, natural gas gathering, transmission, and marketing, and natural gas distribution. Additional information on the Company can be found on the Internet at http://www.swn.com.


**Contact:** **Greg D. Kerley**
**Executive Vice President**
**And Chief Financial Officer**
**(281)618-4803**

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